

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2020

Carlos Henrique Boquimpani de Freitas
Chief Financial Officer
Vitru Ltd
Rodovia José Carlos Daux, 5500
Torre Jurerê A, 2nd floor
Saco Grande, Florianópolis
State of Santa Catarina, 88032-005, Brazil

    Re: Vitru Ltd
       Draft Registration Statement on Form F-1
       Submitted March 30, 2020
       CIK 0001805012

Dear Mr. Boquimpani de Freitas:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 30, 2020

Prospectus Summary, page 1

1. Please define your total addressable market of students, total addressable market for undergraduates and the "continued extension" of your addressable market discussed on page 3. Please also discuss the material assumptions and estimates underlying the amount discussed for each total addressable market.

2. We note your disclosure that you have a "dual class capital structure" on page 14. However, your disclosure throughout the registration statement suggests your capital structure only includes common shares. Please revise to ensure consistency throughout

your disclosure.

Prospectus Summary
Overview, page 2

3.   Please present the comparable GAAP measures to "Adjusted EBITDA" and "Adjusted Net Income" with equal or greater prominence here and wherever else presented in the filing (for example, pages 20 and 124). Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Summary Financial and Other Information, page 19

4.   Please present the comparable GAAP measure to "Adjusted Cash Flow Conversion from Operations" shown on page 20 and wherever else presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Risk Factors
Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financi, page 46

5.   We note your disclosure that "GDP Law will become effective starting in August 2020 (24 months from the date of its publication in August 2018), by which date all legal entities will be required to adapt their data processing activities to these new rules." Please clarify whether or not you have adapted your data processing activities to comply with this new law or describe your expected timeline for compliance.

Presentation of Financial and Other Information
Our Corporate Reorganization, page 60

6.   Please provide a brief description of the subsidiaries included in the organizational chart on pages 12 and 60.

Market Share and Other Information, page 62

7.   You state that you obtained the industry data, estimates, market research, and other information from reports, studies and similar data prepared by third party sources, government data and similar sources. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. In this regard, we note that you have only included consents for Educa Estudos de Mercado S.A in the Exhibit Index.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 78

8.   We note your disclosure on page 4 that you have four different distance learning offerings and that the hybrid distance learning program is your core-product. Please tell us what percentage of revenue is derived from each product offering to provide additional context for investors, if possible.

9.   Please explain the percentages included inside the graphs on page 79. This comment is also applicable to the percentages in the graph on page 103 titled "Distance Learning Acceptance."

Industry
Number of Cities with Distance Learning Units by Size, page 106

10.   Revise the chart to label the vertical and horizontal axes so that an investor will be able to understand your disclosure. Please also clarify the financial period presented in the chart and explain the 100% reference included in the chart.

Business
Our Disruptive Hybrid Model, page 127

11.   Please explain the percentages included to the right of the chart on page 128.

Strong Network of Hub Partners , page 133

12.   In order to better understand your hub agreements, please disclose the material terms of such agreements. Please ensure that your disclosure includes the length of such agreements (ex: annual or multi-year), renewal terms, pricing terms and termination provisions. Please also confirm, if true, that the majority of your revenue is derived from hub partners. In this regard, we note your disclosure that "[a]pproximately 81.5% of our hubs are managed by hub partners."

13.   Please ensure your graphs are readable. For example, consider increasing the font size on the graphs included on pages 131-133.

14.   Please expand your narrative disclosure to provide additional context for investors and explain the changes in the number of hubs per partner shown on the graph on page 135. For example, explain why the number of hubs per partner seems to have decreased in 2019 to 1.8 compared to 2.8 and 3.7 in 2018 and 2017, respectively.

Notes to Consolidated Financial Statements
Note 4. Segment Reporting, page F-27

15.   You disclose depreciation and amortization for each segment, and segment "adjusted EBITDA" includes interest received on late payments of monthly tuition fees. In view of the preceding, please explain to us why you do not disclose total assets, additions to

noncurrent assets and interest on tuition fees paid in arrears for each segment. Additionally, tell us if any liabilities are attributed to your segments. Refer to IFRS 8, paragraphs 23 and 24.

Note 23. Revenue, page F-45

16. We note the following associated with your revenue: prepayments from customers; trade receivables for tuition fees; interest on tuition fees paid in arrears; provision for revenue cancellations; allowance for expected credit losses of trade receivables; cancellations; scholarships; and discounts. In view of these items, please disclose the significant judgments associated with them used in determining the amount, timing and uncertainty of revenues from contracts with your customers. Refer to paragraphs 110(b), 119(b) and 126 of IFRS 15.

General

17. Please define at first use the term "customer acquisition cost."

 You may contact Robert Shapiro, at 202-551-3273, or Doug Jones, at 202-551-3309, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services